SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ____________ _ _______________

FORM 11-K

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(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-11713

____________ _ _______________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OceanFirst Financial Corp.
975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.
Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)
Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and December 31, 2015 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year).

Exhibits
The following exhibits are filed as part of this report.

23.1	Consent of Mazars USA LLP (formerly WeiserMazars LLP)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2017	Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

	By:	/s/ Gary S. Hett
Gary S. Hett
Plan Administrator

RETIREMENT PLAN FOR OCEANFIRST BANK
Financial Statements and Schedule
December 31, 2016 and 2015
(With Report of Independent Registered
Public Accounting Firm Thereon)

To the Retirement Plan Administrative Committee of
OceanFirst Bank
We have audited the accompanying statements of net assets available for benefits of the Retirement Plan for OceanFirst Bank (“the Plan”) as of December 31, 2016 and December 31, 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and December 31, 2015 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Retirement Plan for OceanFirst Bank Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. In our opinion the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.
/s/Mazars USA LLP (formerly WeiserMazars LLP)
Edison, NJ
June 19, 2017

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Net Assets
Available for Plan Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value (Note 3):
Insurance Company Pooled Separate Accounts	$6,411,797	$6,104,891
Collective Trust Funds	2,746,314	1,739,774
Mutual Funds	11,586,719	9,984,326
OceanFirst Financial Corp. Common Stock Fund	6,202,274	6,603,815
Total investments at fair value	26,947,104	24,432,806
Guaranteed Interest Contract Fund, at contract value	1,952,821	1,634,414
Receivable from Cape Bank Employees' Savings and Profit Sharing Plan	8,731,705	—
Notes receivable from participants	462,229	604,615
Accrued interest receivable	166	254
Net assets available for plan benefits	$38,094,025	$26,672,089
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Changes in Net Assets
Available for Plan Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,501,545	$622,545
Interest	20,326	31,119
Dividends	136,007	128,755
Total investment income	3,657,878	782,419
Interest income on notes receivable	21,283	22,479
Contributions:
Employer contributions	622,526	583,699
Employee contributions	1,769,691	1,521,029
Employee rollover contributions	43,518	28,449
Total contributions	2,435,735	2,133,177
Total additions to net assets	6,114,896	2,938,075
Deductions from net assets attributed to:
Benefits to participants	4,004,781	2,945,543
Expenses	8,783	4,783
Total deductions	4,013,564	2,950,326
Net increase (decrease) before transfers	2,101,332	(12,251)
Transfer from Cape Bank Employees' Savings and Profit Sharing Plan	8,731,705	—
Other transfers	588,899	—
Net assets available for plan benefits at beginning of year	26,672,089	26,684,340
Net assets available for plan benefits at end of year	$38,094,025	$26,672,089
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements

(1)	Plan Description
The Retirement Plan for OceanFirst Bank (the Plan) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank (OceanFirst or the Bank) for employees of the Bank. The Bank is also the Plan Administrator.

(a)	General
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Mergers
On July 31, 2015, OceanFirst Financial Corp. acquired Colonial American Bank which was then merged into OceanFirst Bank. Effective January 1, 2016, the Colonial American Bank 401(K) Plan (the “Colonial Plan”) was merged into the Plan. All participants of the Colonial Plan become participants of the Plan and all assets, liabilities and participant account balances of the Colonial Plan were transferred to the Plan on January 26, 2016. Certain protected benefits under the Colonial Plan remain in place including: a five year vesting schedule for Non-Elective Contributions (NECs); in-service withdrawals at age 59 1/2 from all sources, including rollover contributions and NECs; and a Normal Retirement Age (NRA) of 65 and Normal Retirement Date as of the participant’s NRA.

On May 2, 2016, OceanFirst Financial Corp. acquired Cape Bancorp (“Cape”) which was then merged into OceanFirst Bank. Effective December 31, 2016, the Cape Bank Employees' Savings and Profit Sharing Plan (the “Cape Plan”) was merged into the Plan. All participants of the Cape Plan became participants of the Plan and all assets, liabilities and participant account balances of the Cape Plan were transferred to the Plan on January 3, 2017, the first business day after December 31, 2016. Certain protected benefits under the Cape Plan remain in place including: employees currently eligible to receive employer contributions in the Cape Plan will continue to be eligible to receive contributions; that all accrued assets under the Cape Plan will continue to remain 100% vested; that Employer Non-Elective Contribution in the Cape Plan will continue to be available for withdrawal at age 59 1/2.

(c)	Eligibility
Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.

(d)	Employee Contribution
Participants may contribute from 1% to 100% of earnings (as defined), subject to Internal Revenue Service limitations of $18,000 in 2016 and 2015 per participant plus an additional $6,000 in 2016 and 2015 for participants over 50 years of age. A participant may direct their contributions among the Plan investments in any manner they desire. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in the Intermediate Horizon Asset Allocation Fund.

(e)	Transfers
Prior to January 1, 2016, participants in the Bank’s Employee Stock Ownership Plan (“ESOP”) who were 55 years of age and who completed 10 years of ESOP participation could elect to diversify part of their ESOP investment. If elected, the designated amount was transferred to the Retirement Plan for OceanFirst Bank. Effective January 1, 2016 this option was discontinued.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued

(f)	Employer Contributions
The Bank provides a matching contribution to participants equal to 100% of the first 1% of employee contributions and 50% on the next 5% of employee contributions.

(g)	Vesting
The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(h)	Forfeitures
At December 31, 2016 and 2015 forfeited non-vested accounts totaled $1,825 and $4,132, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. During the year ended December 31, 2016, forfeited non-vested amounts totaled $1,960, and earnings on the forfeiture account totaled $33. Total forfeitures used to pay administrative expenses totaled $4,300.

(i)	Notes Receivable from Participants
Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest. The interest rate charged on the loan is generally set at the current prime rate plus 1%. At December 31, 2016 the notes receivable carried interest rates of 4.25% to 4.75% with maturities through January 2025. At December 31, 2015 the notes receivable carried interest rates of 4.25% to 4.50% with maturities through January 2025.

(j)	Benefit Payments/Withdrawal
Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account. Benefits are recorded when paid.
Participants may request the withdrawal of any vested amount from their account for financial hardship, as defined, subject to written approval from the Plan Administrator. Participants who receive a withdrawal for financial hardship are prevented from making pre-tax contributions for six months.

(k)	Participant Accounts
A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.

(l)	Excess Contributions
Excess contributions above plan limits are refunded to participants. There were no excess contributions refunded for the years ended December 31, 2016 and 2015.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued

(b)	Investments
Under the terms of an agreement between Transamerica Retirement Solutions Corporation (“Transamerica”) and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested.
Other contributions may be made directly to trust funds managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. Common Stock Fund. Investments are stated at fair value. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Under the terms of the agreement with Transamerica, the Plan entered into a direct fully benefit responsive Guaranteed Interest Contract (GIC Fund) issued by Transamerica Financial Life Insurance Company. Transamerica maintains the contributions to the GIC Fund in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC Fund invests in a group annuity contract which is represented by contributions plus a fixed rate of interest, less distributions from and administrative expenses of the contract. Transamerica is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The GIC Fund is stated at contract value and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Except as disclosed in the next paragraph, there are no additional restrictions that would limit the ability of the Plan to transact at contract value with the issuer. Management believes there are no events and circumstances that would allow the issuer to terminate the fully benefit-responsive contract with the Plan and settle at an amount different from contract value.
Direct transfers between the GIC, the Government Fixed Bond fund and the Money Market Fund are prohibited. Funds must be transferred to one of the other investment options for 90 days before returning to one of these three investment funds.

(c)	Risks and Uncertainties
The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Party-in-Interest Transactions
Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. Common Stock Fund and, therefore, these transactions qualify as party-in-interest transactions.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued

(f)	Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-12, Plan accounting: Part 1, Fully Benefit-Responsive Investment Contracts; Part II, Plan Investment disclosures; and Part III, Measurement Date Practical Expedient. The ASU is intended to simplify employee benefit plan reporting. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively; Part III should be applied prospectively with early adoption permitted. The adoption of this new accounting standard update did not have a material impact on the Plan’s financial statement.
On May 1, 2015 the Financial Accounting Standards Board issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this new accounting standard update did not have a material impact on the Plan’s financial statements.

(3)	Investment Options
Under the terms of the agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, collective trusts or mutual funds in accordance with employee investment elections. The pooled separate accounts, collective trusts and mutual funds available for investments include:

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued

Fund name	Type	Brief description
Transamerica Financial Life Ins. Co. Money Market	Money Market	Seeks liquidity and as high a level of income as is consistent with the preservation of capital. Invests primarily in high quality, short-term money market instruments.

Transamerica Financial Life Ins. Co. Inflation-Protected Securities	Inflation-Protected Securities
Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in inflation-protected securities issued by the U.S. government, its agencies and instrumentalities.

Transamerica Financial Life Ins. Co. Government Fixed Bond	Intermediate Term Bond	Invests in obligations issued, insured or guaranteed by the U.S. government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates and U.S. Treasury issues.

Transamerica Financial Life Ins. Co. Short Horizon Asset Allocation	Asset Allocation	Seeks a high level of income and preservation of capital with a primary emphasis on fixed income funds with limited exposure to equity funds.

Transamerica Financial Life Ins. Co. Intermediate Horizon Asset Allocation	Asset Allocation
Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes.

Transamerica Financial Life Ins. Co. Intermediate/Long Horizon Asset Allocation	Asset Allocation
Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of equity and fixed income funds, with the greater emphasis on equity funds.

State Street Global Advisors Dow Jones Target 2015	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2015 Index.

State Street Global Advisors Dow Jones Target 2025	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2025 Index.

State Street Global Advisors Dow Jones Target 2035	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2035 Index.

State Street Global Advisors Dow Jones Target 2045	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2045 Index.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued

Fund name	Type	Brief description
State Street Global Advisors Dow Jones Target 2055	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2055 Index.

AMG Managers Fairpointe Mid Cap	Mid Cap Blend	Seeks long-term total return through capital appreciation. Normally invests at least 80% of assets in mid-cap stocks of companies with an improving revenue and earnings growth outlook.
State Street Institutional International Equity	Foreign Large Blend	Seeks long-term growth of capital. Invests primarily in companies in developed and developing countries outside the United States.

Transamerica Partners Stock Index	Large Blend
Seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index.

JP Morgan Large Cap	Large Growth
Seeks long-term capital appreciation and growth of income by investing in the equity securities of large, well-established companies, typically, those with a history of above-average growth or companies expected to enter periods of above-average growth.

Invesco Disciplined	Large Growth
Seek long-term capital appreciation through equity investments in U.S. and foreign issuers. The fund normally invests in securities that generate strong cash flow and are available at attractive valuations and may also invest in debt securities, including lower quality debt securities.

The following mutual fund was available for investment beginning September 29, 2016.

Fund name	Type	Brief description
Goldman Sachs Small Cap Value	Small Blend	Seeks long-term capital appreciation by investing in a diversified portfolio of small cap issues, primarily in the United States.

The following mutual funds were available for investment beginning May 27, 2015.

Fund name	Type	Brief description
American Century Large Cap Value	Large Value	Seeks long-term capital appreciation; income is secondary consideration. Invests in stocks which appear undervalued.

Lord Abbett Total Return	Intermediate Term Bond	Seeks income and capital appreciation to produce a high total return. Invests primarily in investment grade debt securities and may invest up to 20% of its net assets in high-yield debt securities.

The following mutual fund was available for investment through September 29, 2016 but is no longer available to participants. Balances in this investment were transferred to one of the investments noted above.

Fund name	Type	Brief description
Royce Pennsylvania Mutual	Small Blend	Seeks long-term growth of capital. Normally invests at least 65% of assets in the equities of small and micro-cap companies.

 RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued
The following mutual funds were available for investment through May 27, 2015 but are no longer available to participants. Balances in these investments were transferred to one of the investments noted above.

Fund name	Type	Brief description
BlackRock Equity Dividend	Large Value	Seeks long-term total return and current income. Invests primarily in a portfolio of equity securities.

PIMCO Total Return	Intermediate Term Bond
Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in investment grade debt securities, but may invest up to 10% of total assets in high yield securities.

(4)	Plan Termination
OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, the participant account balance will become fully vested and the participant account balances shall be distributed.

(5)	Federal Income Taxes
The sponsor of the prototype plan received a favorable tax determination letter from the Internal Revenue Service dated March 31, 2014 indicating that the prototype plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires the plan administrator to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(6)	Plan Expenses
Costs of services rendered on behalf of the Plan are either paid using forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.

(7)    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued
The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no changes in fair value methodologies used at December 31, 2016 and 2015 and no transfers between the levels of the fair value hierarchy for the years ended December 31, 2016 or 2015. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has to access at the measurement date.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.
Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.
In general, fair value is based upon unadjusted quoted prices, where available. If such quoted prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Government Fixed Bond Fund – The investment is valued at fair value which is derived from a discounted cash flow analysis and other factors.
Insurance Company Pooled Separate Accounts (excluding Government Fixed Bond Fund) – The investment is valued at a daily calculated unit value based on the fair value of the underlying investments.
Collective Trust – These investments are valued at a daily calculated Net Asset Value based on the fair value of the underlying investments.
Mutual Funds – The investment is valued based on unadjusted quoted prices through the National Securities Clearing Corporation.
OceanFirst Financial Corp. Common Stock Fund – The fair value of OceanFirst Financial Corp. Common Stock Fund is based on the year end closing price of OceanFirst Financial Corp. common stock and monies held in the State Street Bank and Trust money market fund used to meet daily liquidity needs. The common stock is valued based on the unadjusted quoted market price of shares trading in active markets at year end. The OceanFirst Financial Corp. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements, continued
Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.
The following tables summarize financial assets measured at fair value on a recurring basis as of December 31, 2016 and 2015 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2016
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Mutual Funds	$11,586,719	$—	$—	$11,586,719
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	6,120,772	—	—	6,120,772
Money Market Fund	81,502	—	—	81,502
Total investments in the fair value hierarchy	17,788,993	—	—	17,788,993

Insurance Company Pooled Separate Account (1)	—	—		6,411,797
Collective Trust Funds – Target Dated (1)	—	—	—	2,746,314
Total investments at fair value	$17,788,993	$—	$—	$26,947,104

	December 31, 2015
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Mutual Funds	$9,984,326	$—	$—	$9,984,326
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	6,441,915	—	—	6,441,915
Money Market Fund	161,900	—	—	161,900
Total investments in the fair value hierarchy	16,588,141	—	—	16,588,141

Insurance Company Pooled Separate Accounts (1)	—	—	—	6,104,891
Collective Trust Funds – Target Dated (1)	—	—	—	1,739,774
Total investments at fair value	$16,588,141	$—	$—	$24,432,806

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(8)	Subsequent Events
In connection with the preparation of the financial statements, the Plan Administrator has evaluated subsequent events from December 31, 2016 through June 19, 2017, the date on which the financial statements were available to be issued, and concluded that no additional disclosures or recordable transactions were required other than noted below.

RETIREMENT PLAN FOR OCEANFIRST BANK
Schedule H Line 4(i) – EIN #21-0607451
Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issuer	Description of investments	Number of Units	Current Value
*Transamerica Financial Life Ins. Co.	Guaranteed Interest Contract Fund	—	$1,952,821
*Transamerica Financial Life Ins. Co.	Inflation-Protected Securities Fund	19,703	747,841
*Transamerica Financial Life Ins. Co.	Government Fixed Bond Fund	—	458,915
*Transamerica Financial Life Ins. Co.	Short Horizon Asset Allocation Fund	5,219	160,046
*Transamerica Financial Life Ins. Co.	Intermediate Horizon Asset Allocation Fund	87,739	3,574,400
*Transamerica Financial Life Ins. Co.	Intermediate/Long Horizon Asset Allocation Fund	19,980	990,322
*Transamerica Financial Life Ins. Co.	Money Market Fund	13,793	480,273
Insurance company pooled separate accounts total			6,411,797
*State Street Global Advisors	Dow Jones Target 2015 Fund	21,528	595,613
*State Street Global Advisors	Dow Jones Target 2025 Fund	34,457	1,301,330
*State Street Global Advisors	Dow Jones Target 2035 Fund	11,588	456,942
*State Street Global Advisors	Dow Jones Target 2045 Fund	6,397	307,659
*State Street Global Advisors	Dow Jones Target 2055 Fund	8,318	84,770
Collective trust funds total			2,746,314
*Transamerica	Stock Index Fund	40,638	707,108
State Street	Institutional International Equity Fund	88,673	1,008,211
AMG Managers	AMG Managers/Fairpointe Mid Cap Fund	20,179	823,096
Goldman Sachs	Small Cap Value Fund	27,727	1,665,000
American Century	Large Cap Value Fund	331,932	2,930,958
Lord Abbett	Total Return Fund	131,685	1,351,085
JPMorgan	Large Cap Growth Fund	35,677	1,102,423
Invesco	Disciplined Equity Fund	122,779	1,998,838
Mutual funds total			11,586,719
*OceanFirst Financial Corp.	Common Stock Fund:
	OceanFirst Financial Corp. Common Stock	—	6,120,772
	Money market fund	—	81,502
		65,370	6,202,274
*Notes Receivable from Participants	Notes receivable with maturities through January 2025 and with interest rates from 4.25% to 4.75%	—	462,229
Total plan assets			$29,362,154
* A party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.